Exhibit 99.1



**Alcon** 2006 ANNUAL REPORT

# A Partner You Can Count On

*Alcon scientists Michael Brubaker, Ph.D., and Michelle Senchyna, Ph.D., are using state-of-the-art technology to advance the study of dry eye disease, an irritating and often debilitating condition of the ocular surface. They are working toward both improved diagnosis of dry eye as well as new therapeutic strategies.*



# Passionate

*Jennifer Lee, of Mansfield, Texas, had experienced small cataracts in each eye before one rapidly progressed, resulting in blockage of her central vision. She underwent successful cataract surgery and elected to receive bilateral **AcrySof® ReSTOR®** intraocular lens implants. She says the sight-restoring surgery has greatly improved her quality of life and eliminated the need for eyeglasses. Today she enjoys spending time with four-year-old Ian Lee, one of her eight grandsons.*

# Committed



*Alcon researchers Tom Hohman, Ph.D., and Robert Collier, Ph.D., are diligent in their quest to find new therapies for macular degeneration, a leading cause of irreversible blindness.*



# Knowledgeable

*Walt Holt, with his physician, Angelo Tanna, M.D., Director, Glaucoma Service, Northwestern University, Chicago, IL. Dr. Tanna was able to successfully control Mr. Holt's glaucoma with* **TRAVATAN®Z**™*, and thereby avoid incisional surgery. Mr. Holt says he is extremely grateful that this unique new medication is available and that Dr. Tanna initiated therapy early.*

# Collaborative



*Vitreoretinal surgeon Professor Tetsuo Hida, M.D., Department of Ophthalmology, Kyorin University School of Medicine in Tokyo, and Alcon Japan Sales Representative Sachiko Shino, work together to promote eye health in Japan.*

# Trustworthy



*Samuel Masket, M.D., in private practice in Los Angeles and Clinical Professor of Ophthalmology at the Jules Stein Eye Institute-University of California Los Angeles, with his wife, Barbara Masket. Dr. Masket performed surgery on his wife to treat her cataract, replacing her natural crystalline lens with Alcon's **AcrySof® Toric** intraocular lens, which also corrects the visual distortion associated with corneal astigmatism resulting in improved distance vision.*



# Reliable

*Alcon Brazil's Leandro Antonio Gonçalves, Surgical Sales Representative, is committed to his customers including Waldir Portellinha, M.D., a refractive and cataract surgeon and Brazilian Refractive Surgery Society President. Whether sharing the latest product information and clinical studies or providing prompt servicing of its equipment, Alcon employees are dedicated to excellent customer service.*

# Caring



*David Doka, M.D., in Samachique, Mexico, on a medical mission trip to perform needed eye surgeries for local residents. Dr. Doka and his medical team volunteer their time and services to restore the gift of sight to people who might otherwise go blind. Alcon provides the surgical materials, equipment and products to make these missions possible.*



# Dependable

*Quality Control analysts Andy Philips and Lesley Windey in Puurs, Belgium, one of Alcon's largest manufacturing facilities, work closely across functional areas to make sure that high quality standards are met throughout the product manufacturing process.*



Dear Shareholders:

The opening pages of this annual report reflect the human side of what our Company is all about, which is earning the trust and respect of eye care professionals, patients and consumers around the world. The words in the preceding pages embody many attributes that inspire trust. As Alcon celebrates the 60th anniversary of its incorporation, we are continuing to invest heavily in research, manufacturing and market support to meet the needs of our global customers so that we maintain our position as their trusted partner.

The health care industry, including ophthalmology, is going through a period of fundamental change. Governments, businesses and other payors have stepped up their efforts to expand access to medical treatment, while simultaneously taking steps to manage health care costs. In the face of these changes, Alcon remains dedicated to its core belief that delivering high-quality, innovative products that advance the global standard of eye care solidifies our relationships with eye care professionals and our leadership position in the eye care industry.

We are fortunate to be in a strong financial and market position as these changes evolve. I am pleased to report that Alcon achieved record financial results in 2006, led by a solid 12.1 percent increase in global sales to $4.9 billion. Sales growth was balanced across all of our product categories and geographic regions, with pharmaceutical sales rising 13.5 percent, surgical sales growing 9.3 percent and consumer eye care sales increasing 17.4 percent. U.S. sales grew 12.2 percent to $2.46 billion, while total sales outside the United States increased 12.0 percent to $2.43 billion. Continuing the trend since our initial public offering five years ago, we were able to translate this healthy sales growth to even stronger profit growth. On a reported basis, 2006 diluted earnings per share were $4.37, a 46.6 percent increase over the reported results of $2.98 per diluted share for 2005. When these results are adjusted for certain items, 2006 adjusted diluted earnings per share (a non-GAAP measure) rose 25.7 percent to $4.35, compared to adjusted diluted earnings per share of $3.46 in 2005. Additional financial information and analysis is provided in the financial summary of this report beginning on page 22, including reconciliation of reported and adjusted earnings on page 33.

Pharmaceutical sales were led by strong sales gains for our flagship glaucoma products, **TRAVATAN®** ophthalmic solution and **Azopt®** ophthalmic suspension, which together grew 17 percent. The approval of **DuoTrav™** ophthalmic solution in the European Union and **TRAVATAN®Z™** ophthalmic solution in the United States bolstered the overall glaucoma market share gains we achieved in 2006. Also contributing to our pharmaceutical sales growth were **Vigamox®** ophthalmic solution for eye infections and **NEVANAC®** ophthalmic suspension for ocular inflammation. Sales of **Vigamox®** grew 27.1 percent as it added to its leading market share in the United States and benefited from launches in several new markets outside the United States. In its first full year on the market, **NEVANAC®** has gained a 21.8 percent share of the United States non-steroidal anti-inflammatory market, a sector that is growing at a rate in the high teens. Rounding out our pharmaceutical portfolio, our market-leading **Patanol®** ophthalmic solution, **TobraDex®** ophthalmic suspension and **CIPRODEX®** otic suspension all posted solid sales growth.

*From left to right: **Elaine Whitbeck**, Senior Vice President, Chief Legal Officer, General Counsel & Corporate Secretary; **Jacqualyn Fouse**, Senior Vice President, Chief Financial Officer and Corporate Strategy; **Kevin J. Buehler**, Senior Vice President, Global Markets and Chief Marketing Officer; **Cary Rayment**, Chairman, President and Chief Executive Officer; **Gerald D. Cagle, Ph.D.**, Senior Vice President, Research & Development and Chief Scientific Officer; **André Bens, Ph.D.**, Senior Vice President, Global Manufacturing and Technical Operations*

Our surgical product line grew about twice as fast as the global ophthalmic surgical market, continuing a trend that has endured for several years. We attribute this steady performance to the many technological innovations we have introduced over the years, resulting in market share gains and a shift to higher performance and value products. A prime example of this is our family of **AcrySof®** intraocular lenses for cataract surgery, which saw sales growth of 16.2 percent. Long the gold standard for cataract surgery, newer **AcrySof®** intraocular lenses, including **AcrySof® IQ**, **AcrySof® ReSTOR®** and **AcrySof® Toric** intraocular lenses, bolstered the growth and profitability of this franchise in 2006. Sales of the **AcrySof® IQ** lens jumped 163.2 percent, while sales of the multifocal **AcrySof® ReSTOR®** lens increased 88.5 percent to $102.2 million, though sales growth softened during the year as the U.S. market for presbyopic-correcting lenses flattened.

Other examples that illustrate the importance of technological innovation in ophthalmology are our introduction of the **OZil™** handpiece for our market-leading **Infiniti®** cataract removal system and the incorporation of 23- and 25- gauge instruments into the **Accurus®** vitreoretinal system. **OZil™** is the first cataract handpiece to employ torsional oscillation in the removal of a cataract, and surgeons tell us this makes cataract surgery easier to perform and safer for patients. The use of 23- and 25- gauge instruments reduces ocular trauma during precise surgeries on the back of the eye.

Our consumer product line had an eventful year, marked by the successful launch of our newest contact lens solution, **OPTI-FREE® RepleniSH®** multipurpose disinfecting solution. The efforts we put behind this launch in late 2005 and into 2006 directly led to this success, as **OPTI-FREE® RepleniSH®** gained 12.9 percent of the United States branded multipurpose solution market in its first year and is now the most frequently recommended product by optometrists in the United States. We also benefited significantly from the mid-year global recall of a competitor's contact lens solution. Since this recall, **OPTI-FREE®** disinfecting solutions have seen their market share in the United States jump from about 38.0 percent before the withdrawal to 48.8 percent by the end of the year. Adding to the strong performance in contact lens solutions were the excellent results for our artificial tears products, led by a 48.9 percent growth in sales of **Systane®** lubricant eye drops. Overall sales growth was 17.4 percent, reflecting broad market share gains and healthy market growth.

As these numbers indicate, Alcon continues to hold a solid position of leadership in the industry. Yet we realize that our reputation as a trusted partner is squarely dependent on our continued investment in research and development programs to discover the drugs and technologies that will be used to treat eye diseases in the future. We spent more than $500 million in 2006 to advance our pipeline of potential new products, with approximately 65 percent of that going toward age-related eye disease, and we expect to invest more than $3 billion in research and development in the next five years. In 2006, we obtained more than 500 new product approvals around the world including more than 70 in the key markets of the United States, Canada, the European Union, Japan and Australia.

Key product approvals included two important new glaucoma products, **TRAVATAN®Z™** in the United States and **DuoTrav™** in the European Union. The approvals in Japan for **Vegamox™** ophthalmic solution (known as **Vigamox®** elsewhere) and **Patanol®** significantly broadened our pharmaceutical product line in the world's second largest eye care market. Surgical approvals included **Acrysof® Natural** and **IQ** intraocular lenses in Japan, the **Acrysof® Toric** intraocular lens (for treatment of astigmatism) in the United States and 23-gauge vitrectomy instruments in the United States. We also reached an understanding with the FDA on the new formulation of **Patanase®** nasal spray, as well as the clinical requirements necessary to complete an amended filing with the FDA in the second half of 2007. Our clinical work continues on **RETAANE®** suspension for the treatment of macular degeneration, both wet and dry, as well as its potential for use as a glaucoma treatment. We also took steps to expand our access to cutting-edge technologies that will augment our internal research, signing research and development agreements with biotechnology leader Amgen, Inc., global pharmaceutical company Dainippon Sumitomo Pharma Co., Ltd. and specialty pharmaceutical company NovaBay Pharmaceuticals, Inc.

As the recognized leader in eye care, Alcon also has a responsibility to support emerging countries as they adopt the best technologies to treat eye disease. This requires a dedicated and consistent investment with local health care partners in these countries to provide access to the latest equipment and to train ophthalmologists in advanced surgical techniques used in cataract and other eye surgeries. For example, we've opened 12 phacoemulsification training centers in association with major hospitals and medical institutions in India. Today almost all cataract surgery in the developed world uses small incisions and phacoemulsification, which has made cataract surgery one of the safest medical procedures performed. In contrast, it is estimated that only 10 percent of the 4 million cataract surgeries performed in India use this advanced technology. As a result, 90 percent of these patients face longer recovery times and poorer outcomes. Our investment in these training centers is critical to changing this imbalance in the coming years.

In closing, I want to thank and give credit to the 13,500 employees of Alcon around the world. These talented and dedicated individuals are the face of Alcon every day, everywhere. They are the ones who make Alcon the leader in eye care, whether by developing new medicines and surgical devices that improve what is available today, manufacturing products to consistently high standards, providing expert technical service for our products, or developing long-term relationships with eye care professionals around the world. Alcon employees have a passion for eye care, and they have the talent and motivation to move us towards our shared goal — to be the first choice for eye care products and the trusted partner of eye care professionals around the world.

2006 was a very good year for Alcon, one that saw us build on our strengths, expand our leadership position and prepare for the future. While we certainly will face challenges in the coming years as changes in the health care industry occur, I believe the future is bright, and I am confident that Alcon will do all it can to continue to earn its position of trust in the eye care industry, while also delivering value to our shareholders. Thank you for your support of and confidence in Alcon.

Cary Rayment
Chairman, President and
Chief Executive Officer
Alcon, Inc.
March 19, 2007



# Advancing Eye Health







***Alcon is dedicated to helping people around the world see more clearly.*** Through the development of drugs and technologies that address nearly all aspects of eye health, the Company has established a comprehensive, growing portfolio of products that treat diseases and conditions of the eye.

This singular focus on eye care spanning 60 years has brought us to where we are today, with approximately 13,500 employees in more than 75 countries and an expanding global marketplace of 180 nations. Our passion for preserving and enhancing vision worldwide — combined with our ability to respond to the needs of our customers — has fueled this growth, one product at a time.

Our commitment to better vision begins with a significant investment in research and development. By discovering new therapies and enhancing our existing products, Alcon is creating the building blocks for future products. Our commitment continues with the manufacturing and marketing of a broad range of pharmaceuticals, surgical devices, contact lens care solutions and other vision care products on a global basis.

Through expansion into emerging markets around the world, the Company strives to create a higher standard of eye care for those in need. We are committed to bringing advanced tools and treatments to eye care professionals and sponsoring educational programs in these countries, resulting in positive patient outcomes comparable to those of the developed world.

Advancing the standard of eye care globally guides every facet of our business, and we will continue to partner with eye care professionals around the world to achieve better vision for their patients.

*Alcon's evolving portfolio of products, which includes the **Infiniti®** vision system used in cataract surgery, left, comprises drugs, devices and technologies that treat a wide range of eye care conditions.*



# Driving Scientific Discovery







*Scientific discovery is at the heart of our Company.* Alcon's research and development organization is focused on increasing our understanding of diseases and disorders of the eye, thus enabling us to develop products that improve the lives of those who suffer from major eye conditions such as glaucoma, cataracts, dry eye, eye allergies and infections.

Alcon's research and development organization is the largest corporate eye care related operation of its kind, consisting of approximately 1,500 dedicated employees and state-of-the-art facilities located in the United States, Spain, Japan and Switzerland.

Alcon also fosters strong relationships with academic institutions, governments, ophthalmic clinicians and corporate partners around the world who share our goal of improving the quality of eye health. Additionally, the Company supports eye-related research on a global basis through the Alcon Research Institute (ARI), which is recognized as one of the premier programs in ophthalmic discovery. Since its inception, the ARI has awarded nearly $20 million in unrestricted grants to support scientific exploration and advance the understanding and treatment of eye disease.

Alcon's contributions to ophthalmology over the years have included a number of important breakthroughs, including the revolutionary **AcrySof®** family of intraocular lenses, with more than 30 million implanted worldwide; pharmaceutical products such as **Patanol®** ophthalmic solution, the world's leading prescription treatment for eye allergies; **NEVANAC®** ophthalmic suspension, a novel product for the treatment of pain and inflammation associated with cataract surgery; **Vigamox®** ophthalmic solution, the number-one prescribed ocular anti-infective in the United States; the **Infiniti®** vision system with the **OZil™** torsional handpiece for cataract surgery; and the **OPTI-FREE®** family of contact lens disinfecting solutions.

*Alcon researchers Terry Davis, Ph.D., shown at left, front, and Raj Patil, Ph.D., rear, are using a liquid-handling robot to identify new drug molecules for the treatment of glaucoma and other ocular diseases.*



# Delivering High Quality Products



*At Alcon, we strive to continually improve all aspects of our business.* Whether it's the efficacy and safety of our products, the efficiency of our manufacturing processes or our commitment to customer service, Alcon takes a comprehensive approach to ensuring excellence across the board. As a result, we are able to offer the broadest portfolio of high quality pharmaceuticals, surgical devices and consumer eye care products to our customers throughout the world.



Alcon's products are manufactured at 15 automated, highly efficient plants around the world, each of which is specially outfitted to accommodate the unique requirements of surgical and pharmaceutical manufacturing. Along with monitoring production and evaluating processes for quality assurance, Alcon also adheres to a number of ISO standards — such as the 9001 and 14001 series — that address implementing and maintaining a quality management system and responsible environmental practices.



Alcon's hallmark of quality is evident in every product we manufacture and market, thanks to a rigorous scientific process that continually enhances both the safety and effectiveness of our products. In 2006, this process led to innovations such as **TRAVATAN®Z™**, which uses a new preservative to reduce elevated intraocular pressure in patients with open-angle glaucoma; **DuoTrav™**, which combines two glaucoma medicines into a single drop for improved patient convenience and better control of ocular pressure; the **AcrySof® Toric** intraocular lens, which provides excellent rotational stability to accurately correct pre-existing astigmatism after cataract surgery; and **OPTI-FREE® RepleniSH®** contact lens solution, which extends the comfort of contact lenses throughout the day.

*Alcon's Fort Worth, Texas Manufacturing Facility produces more than 100 million pharmaceutical **Drop-Tainer®** dispenser bottles annually. Mary Williams, left, is monitoring the cartoning process for **Patanol®** to ensure compliance with product packaging quality standards for our global customer base.*



# Building Lasting Relationships







***Alcon's longstanding relationships with eye care professionals around the world create vital synergies that are raising the standard of patient care on a global scale.*** We support these professionals in their efforts to provide the best care for their patients, and we work side-by-side with them to develop more effective solutions to the world's eye health issues.

In addition to providing eye care professionals with the latest products and tools to treat today's eye conditions, Alcon also offers educational opportunities such as lectures, symposia, live surgery demonstrations, online education and training facilities to further expand physicians' skills and knowledge. This collaborative process contributes to better products, stronger relationships between Alcon and eye care professionals and, most important, improved patient care.

To ensure optimal customer service and satisfaction, Alcon's global sales team undergoes ongoing training on all major eye conditions and treatments. Additionally, we provide eye care professionals with access to clinical education programs, technical service assistance, practice management programs and surgical training sites — such as phacoemulsification training centers — located around the world with a goal of advancing the quality and practice of medical care in both developed and emerging markets.

Alcon works closely with the leading professional eye care organizations, as well as hundreds of local associations in countries around the world. Through these activities and participation in a variety of scientific meetings, Alcon increases awareness about the latest treatments and technologies and ensures that we are in alignment with our customers.

*Robert Lehmann, M.D., a renowned teacher and lecturer of cataract implant surgery, consults with Alcon Sales Representative John Sovic for assistance in successfully meeting the needs of his patients.*



# Caring About Our World







*We believe that our customers, communities, employees and investors evaluate Alcon beyond its financial performance and profitability.* These constituencies support and value one of our most important missions: to be a responsible corporate citizen.

Alcon's success has always been rooted in the contributions of our employees around the world. In return, Alcon strives to provide a stimulating workplace that offers competitive compensation and benefits, extensive training and development opportunities and a supportive and respectful working environment that attracts and motivates a diverse workforce.

We are passionate about helping the communities where we live and work, whether by supporting local schools through mentoring programs, sponsoring minority businesses, leading a walk through a nature park for the blind or building a house for those less fortunate. Alcon also operates with the goal of reducing our impact on the environment and seeking more sustainable means of production and distribution.

In 2006, Alcon contributed more than $36 million in funds and product support to humanitarian causes, medical missions and other educational and community programs. The World Health Organization estimates that some 161 million people throughout the world are severely visually impaired and 37 million of them are blind; of these, 75 percent are needlessly blind because they suffer from conditions that are easily treatable. Given the devastating scope and magnitude of eye disorders, Alcon is committed to making a difference for all people in need of eye care around the world.

*Alcon supports more than 1,100 foreign medical missions annually, left, working in partnership with thousands of volunteer eye care professionals to improve eye health in 82 countries.*

# Financial Summary

Consolidated Financial Information

The Alcon, Inc. 2006 Financial Report containing the Company's audited consolidated financial statements with accompanying notes and required Swiss disclosures and its audited Swiss statutory financial statements prepared in accordance with Swiss law are available in the Investors & Media section of the Company's website at www.alcon.com. Copies of this document may be obtained without charge by contacting Alcon Investor Relations either by phone or in writing.

> Alcon Investor Relations
> 6201 South Freeway, MCT7-5
> Fort Worth, TX 76134
> Phone: 1-800-400-8599

Copies are also available for physical inspection at the Company's headquarters at the address listed on page 34 of this report.

# Condensed Consolidated Statements of Earnings

| Years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| | **(in millions, except share data)** | | |
| Sales | $ **4,896.6** | $ 4,368.5 | $ 3,913.6 |
| Cost of goods sold | **1,215.1** | 1,078.4 | 1,081.6 |
| Gross profit | **3,681.5** | 3,290.1 | 2,832.0 |
| Selling, general and administrative | **1,398.5** | 1,594.7 | 1,237.3 |
| Research and development | **512.1** | 421.8 | 390.4 |
| Amortization of intangibles | **198.8** | 85.7 | 72.5 |
| Operating income | **1,572.1** | 1,187.9 | 1,131.8 |
| Other income (expense): | | | |
| Gain (loss) from foreign currency, net | **(7.9)** | 0.7 | (2.2) |
| Interest income | **74.1** | 48.7 | 23.3 |
| Interest expense | **(42.6)** | (38.8) | (26.9) |
| Other, net | **21.2** | 4.4 | (0.3) |
| Earnings before income taxes | **1,616.9** | 1,202.9 | 1,125.7 |
| Income taxes | **268.8** | 271.9 | 253.9 |
| Net earnings | $ **1,348.1** | $ 931.0 | $ 871.8 |
| | | | |
| Basic earnings per common share | $ **4.43** | $ 3.04 | $ 2.85 |
| Diluted earnings per common share | $ **4.37** | $ 2.98 | $ 2.80 |
| | | | |
| Basic weighted average common shares | **304,279,489** | 306,036,089 | 305,761,128 |
| Diluted weighted average common shares | **308,671,707** | 311,903,177 | 310,837,194 |

# Condensed Consolidated Balance Sheets

| December 31, | 2006 | 2005 |
|---|---:|---:|
| | | *(in millions)* |
| **Assets** | | |
| Current assets: | | |
|    Cash and cash equivalents | $ 1,489.2 | $ 1,457.2 |
|    Short term investments | 321.0 | 377.7 |
|    Trade receivables, net | 912.8 | 725.4 |
|    Inventories | 473.8 | 427.2 |
|    Deferred income tax assets | 122.5 | 131.5 |
|    Other current assets | 142.8 | 149.0 |
|      Total current assets | 3,462.1 | 3,268.0 |
| Long term investments | 91.1 | 154.8 |
| Property, plant and equipment, net | 920.7 | 829.6 |
| Intangible assets, net | 95.2 | 293.7 |
| Goodwill | 553.2 | 550.0 |
| Long term deferred income tax assets | 235.7 | 77.5 |
| Other assets | 69.3 | 54.6 |
|      Total assets | $ 5,427.3 | $ 5,228.2 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
|    Accounts payable | $ 168.9 | $ 156.0 |
|    Short term borrowings | 926.5 | 1,021.5 |
|    Current maturities of long term debt | 5.8 | 5.9 |
|    Other current liabilities | 899.9 | 1,095.1 |
|      Total current liabilities | 2,001.1 | 2,278.5 |
| Long term debt, net of current maturities | 49.0 | 56.0 |
| Long term deferred income tax liabilities | 10.1 | 15.8 |
| Other long term liabilities | 453.5 | 321.8 |
| Shareholders' equity: | | |
|    Common shares | 43.9 | 43.4 |
|    Additional paid-in capital | 1,064.5 | 806.3 |
|    Accumulated other comprehensive income | 127.3 | 90.9 |
|    Retained earnings | 3,201.9 | 2,282.3 |
|    Treasury shares, at cost | (1,524.0) | (666.8) |
|      Total shareholders' equity | 2,913.6 | 2,556.1 |
|      Total liabilities and shareholders' equity | $ 5,427.3 | $ 5,228.2 |

Note:  Certain reclassifications have been made to prior year amounts to conform with current year presentation.

# Condensed Consolidated Statements of Cash Flows

| Years ended December 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (in millions) | | |
| **Cash provided by (used in) operating activities:** | | | |
| Net earnings | $  1,348.1 | $   931.0 | $   871.8 |
| Adjustments to reconcile net earnings to cash provided from operating activities: | | | |
| Depreciation | 158.5 | 124.9 | 120.7 |
| Amortization of intangibles | 198.8 | 85.7 | 72.5 |
| Amortization of deferred compensation | — | 2.6 | 4.9 |
| Share-based payments | 81.2 | — | — |
| Tax benefit from share-based compensation | — | 110.1 | 9.3 |
| Deferred income taxes | (105.9) | (22.5) | (39.0) |
| Loss (gain) on sale of assets | 2.6 | 2.7 | 2.7 |
| Provisions for losses | (120.3) | 248.7 | — |
| Changes in operating assets and liabilities: | | | |
| Trading securities | 74.0 | (213.3) | — |
| Trade receivables | (148.7) | (81.2) | (36.8) |
| Inventories | (11.5) | (18.6) | 23.9 |
| Other assets | (5.7) | (37.4) | (31.1) |
| Accounts payable and other current liabilities | (93.9) | 80.9 | 37.4 |
| Other long term liabilities | 28.7 | 21.4 | 11.5 |
| Net cash from operating activities | 1,405.9 | 1,235.0 | 1,047.8 |
| **Cash provided by (used in) investing activities:** | | | |
| Proceeds from sale of assets | 1.5 | 3.7 | 1.6 |
| Purchases of property, plant and equipment | (222.3) | (162.2) | (146.2) |
| Purchases of intangible assets | — | (43.2) | (69.9) |
| Net sales (purchases) of available-for-sale investments | 54.7 | (180.6) | (41.0) |
| Net cash from investing activities | (166.1) | (382.3) | (255.5) |
| **Cash provided by (used in) financing activities:** | | | |
| Net proceeds from (repayment of) short term debt | (108.3) | 123.9 | (434.5) |
| Repayment of long term debt | (6.3) | (16.1) | (9.3) |
| Dividends on common shares | (416.8) | (302.0) | (169.4) |
| Acquisition of treasury shares | (899.2) | (391.9) | (236.3) |
| Proceeds from exercise of stock options | 109.8 | 153.1 | 26.8 |
| Tax benefits from share-based payment arrangements | 96.1 | — | — |
| Net cash from financing activities | (1,224.7) | (433.0) | (822.7) |
| Effect of exchange rates on cash and cash equivalents | 16.9 | (55.9) | 37.8 |
| Net increase in cash and cash equivalents | 32.0 | 363.8 | 7.4 |
| Cash and cash equivalents, beginning of year | 1,457.2 | 1,093.4 | 1,086.0 |
| Cash and cash equivalents, end of year | $  1,489.2 | $ 1,457.2 | $ 1,093.4 |

# Condensed Consolidated Statements Of Shareholders' Equity And Comprehensive Income

**Years Ended December 31, 2006, 2005 and 2004**

| | Common Shares | | | Accumulated | | | | |
| | Number of Shares Outstanding | Amount | Additional Paid-in Capital | Other Comprehensive Income | Deferred Compensation | Retained Earnings | Treasury Shares | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | (in millions, except share data) | | | | |
| Balance, December 31, 2003 | 308,519,051 | $ 42.5 | $ 512.0 | $ 135.8 | $ (7.5) | $ 951.2 | $ (42.5) | $ 1,591.5 |
| Comprehensive income: | | | | | | | | |
|   Net earnings | — | — | — | — | — | 871.8 | — | 871.8 |
|   Change in net unrealized losses on investments | — | — | — | (1.5) | — | — | — | (1.5) |
|   Minimum pension liability adjustment, net of taxes | — | — | — | (1.5) | — | — | — | (1.5) |
|   Foreign currency translation adjustments | — | — | — | 92.6 | — | — | — | 92.6 |
|     Total comprehensive income | | | | | | | | 961.4 |
| Share award transactions | 757,803 | 0.2 | 26.0 | — | — | — | 0.3 | 26.5 |
| Tax benefits on share award transactions | — | — | 9.3 | — | — | — | — | 9.3 |
| Treasury shares acquired | (3,622,400) | — | — | — | — | — | (236.3) | (236.3) |
| Compensation expense | — | — | — | — | 4.9 | — | — | 4.9 |
| Dividends on common shares | — | — | — | — | — | (169.4) | — | (169.4) |
| Balance, December 31, 2004 | 305,654,454 | 42.7 | 547.3 | 225.4 | (2.6) | 1,653.6 | (278.5) | 2,187.9 |
| Comprehensive income: | | | | | | | | |
|   Net earnings | — | — | — | — | — | 931.0 | — | 931.0 |
|   Change in net unrealized losses on investments | — | — | — | 1.9 | — | — | — | 1.9 |
|   Minimum pension liability adjustment, net of taxes | — | — | — | 4.0 | — | — | — | 4.0 |
|   Foreign currency translation adjustments | — | — | — | (140.4) | — | — | — | (140.4) |
|     Total comprehensive income | | | | | | | | 796.5 |
| Share award transactions | 4,552,198 | 0.7 | 148.6 | — | — | — | 3.6 | 152.9 |
| Tax benefits on share award transactions | — | — | 110.1 | — | — | — | — | 110.1 |
| Treasury shares acquired | (3,721,354) | — | — | — | — | — | (391.9) | (391.9) |
| Compensation expense | — | — | — | — | 2.6 | — | — | 2.6 |
| Dividends on common shares | — | — | 0.3 | — | — | (302.3) | — | (302.0) |
| Balance, December 31, 2005 | 306,485,298 | 43.4 | 806.3 | 90.9 | — | 2,282.3 | (666.8) | 2,556.1 |
| **Comprehensive income:** | | | | | | | | |
|   **Net earnings** | — | — | — | — | — | 1,348.1 | — | 1,348.1 |
|   **Change in net unrealized gains (losses) on investments** | — | — | — | 7.9 | — | — | — | 7.9 |
|   **Foreign currency translation adjustments** | — | — | — | 90.4 | — | — | — | 90.4 |
|     **Total comprehensive income** | | | | | | | | 1,446.4 |
| **Adjustment to initially apply FASB** | | | | | | | | |
|   **Statement No. 158, net of taxes** | — | — | — | (61.9) | — | — | — | (61.9) |
| **Share-based payments** | — | — | 83.0 | — | — | — | — | 83.0 |
| **Share award transactions** | 3,175,731 | 0.5 | 79.1 | — | — | (0.9) | 31.2 | 109.9 |
| **Tax benefits on share award transactions** | — | — | 96.1 | — | — | — | — | 96.1 |
| **Treasury shares acquired** | (8,478,625) | — | — | — | — | — | (899.2) | (899.2) |
| **Share cancellation** | — | — | (0.2) | — | — | (10.6) | 10.8 | — |
| **Dividends on common shares** | — | — | 0.2 | — | — | (417.0) | — | (416.8) |
| **Balance, December 31, 2006** | 301,182,404 | $ 43.9 | $1,064.5 | $ 127.3 | $ — | $ 3,201.9 | $(1,524.0) | $ 2,913.6 |

# Results Of Operations

**GLOBAL NET SALES** *in millions*

Fiscal year 2006 continued in the tradition of translating our corporate strategy into financial performance. Global net sales grew to $4,896.6 million, an increase of 12.1 percent over the prior year. Alcon has grown sales for more than 25 consecutive years. Since our initial public offering (IPO) five years ago, Alcon's sales have grown at an average rate of 12.2 percent per year. With this growth, the composition of sales has become much more global, as nearly half of our 2006 sales were generated outside of the United States.



**2006 SALES BY GEOGRAPHY** *in millions*

Sales in 2006 were balanced with a near-even split between sales generated in the United States and sales in international markets. While all major regions contributed to our growth in 2006, emerging markets are the fastest growing part of our business, growing 21.0 percent. Emerging markets now account for 14.6 percent of our global business. Markets such as China, India, Russia and Latin America retain significant potential for future growth. Developed markets, which represented 85.4 percent of our sales in 2006, grew at a combined rate of 10.7 percent.



**OPERATING INCOME AND OPERATING PROFIT MARGIN**
*in millions*

Operating income also showed solid growth in 2006, increasing to $1,572.1 million, 32.3 percent higher than reported operating income in 2005. Operating profit margins have improved from 23 percent in 2002, the year Alcon first went public, to 32 percent in 2006. Operating income and operating profit margins in 2005 and 2006 included several items that need to be adjusted to provide a comparable basis for operating performance. These adjustments resulted in comparable adjusted operating income of $1,597.9 million in 2006, 17.6 percent above adjusted 2005 operating income of $1,358.6 million.[1] Improvement in the adjusted operating profit margin in 2006 came from greater manufacturing efficiencies, leveraging our global infrastructure, operational enhancements gained through the implementation of best practices, and overall attention to cost controls.



[1] Represent Non-GAAP measures. See Reconciliation of Non-GAAP Disclosures on page 33 of this annual report.



## DILUTED EARNINGS PER SHARE

Net earnings in 2006 were $1,348.1 million, or $4.37 per share on a diluted basis, which represents a 44.8 percent growth in net earnings over 2005 and a 46.6 percent improvement in diluted earnings per share. When 2005 and 2006 earnings are adjusted for certain items, 2006 adjusted net earnings grew 24.5 percent to $1,342.6 million. Adjusted earnings per share in 2006 grew 25.7 percent to $4.35 from $3.46 in 2005.[1] The growth in diluted earnings per share is faster than the growth in earnings due to the Company's share repurchase program, which reduced the number of shares outstanding. Besides the operational efficiencies outlined earlier, net earnings in 2006 also benefited from an increase in net interest income due to an improvement in the Company's net cash position and in the return that it achieved on its corporate investments, as well as a decline in the Company's reported effective tax rate, which was 16.6 percent for 2006 compared to 22.6 percent for 2005.



## NET CASH FROM OPERATING ACTIVITIES *in millions*

Solid growth in earnings has translated into consistent growth in cash from operating activities, strengthening the balance sheet, and the ability to increase dividends and share repurchases. In 2006, net cash provided from operating activities increased 13.8 percent compared to prior year and is more than double that of 2002, the year of Alcon's IPO.



## NET CASH RETURNED TO SHAREHOLDERS *in millions*

In addition to strengthening the balance sheet, growth in cash flow has resulted in the ability to return more to our shareholders. In 2006, $1.3 billion was returned to shareholders, $416.8 million in the form of dividends on common shares and $899.2 million in stock repurchases. These share repurchases have offset the dilution arising from the exercise of employee stock options, and are consistent with a strategic goal of optimizing Company performance and shareholder return.

[1] Represent Non-GAAP measures. See Reconciliation of Non-GAAP Disclosures on page 33 of this annual report.

# Research And Development

**RESEARCH & DEVELOPMENT EXPENSE** *in millions*

Alcon has spent nearly $2.0 billion over the last five years in eye-related research and development. In 2006, this expense was 10.5 percent of sales, surpassing $500 million. In future years, research and development spending is expected to grow slightly faster than sales in order to ensure that Alcon remains on the forefront of advanced treatments for eye health and that its pipeline remains full and robust.



**2006 R&D SPEND BY THERAPY AREA**

The breadth of Alcon's product line requires a comprehensive approach to funding research and development. With dedicated research and development groups for each of the major product segments, the Company's expenditures are focused in areas with the most opportunity. They represent major unmet medical needs, significant potential new markets, and areas to support the strategy of offering a complete product line for eye care professionals and their patients. In addition to world class capabilities in-house, the Company supplements its discovery efforts by collaborating with leading biotechnology and research laboratories.



**APPROVALS IN KEY MARKETS** *(United States, European Union, Japan, Canada, Australia)*

Alcon's research and development efforts have yielded a large number of new product approvals in major markets over the last five years. The Company continues to leverage its international affiliate network to broadly register its new product technology. Major approvals in 2006 included **DuoTrav™** ophthalmic solution in the European Union, Canada and other markets outside the United States, **TRAVATAN®Z™** ophthalmic solution in the United States, **AcrySof® Toric** intraocular lens in the United States, **Patanol®** ophthalmic solution and **Vegamox™** ophthalmic solution, as well as **AcrySof® Natural** and **AcrySof® IQ** interaocular lenses in Japan. These, and a host of other product approvals, keep Alcon well-positioned in the markets we serve.



# Sales By Product Line



**PHARMACEUTICAL SALES** *in millions*

Representing 41.0 percent of global sales, pharmaceutical products surpassed the $2 billion mark for the first time. Global pharmaceutical sales were $2,007.2 million, a growth of 13.5 percent over 2005. The average growth rate for this product line has been 16.7 percent per year over the last five years. This growth has been generated through the continuous execution of the corporate strategy of offering the broadest, most advanced product line in the industry, developing the market share of our core brands, and seeking global registrations of our products to fully utilize our network of 75 international subsidiaries.



Source: IMS Global Track

**ALCON GLAUCOMA FRANCHISE UNIT MARKET SHARE**

*percent of Global Glaucoma Market*

Market share gains in the glaucoma franchise have contributed to the overall pharmaceutical results. The franchise's global unit share has increased to approximately 17.4 percent for the full year to date December 2006 and the global sales of glaucoma products grew 11.7 percent for the full year. Contributing to this performance have been global share gains for our prostaglandin analogue, **TRAVATAN®** ophthalmic solution, the successful launch of our prostaglandin combination product **DuoTrav™** ophthalmic solution in select countries in Europe and outside the U.S., and continued global unit growth of **Azopt®** ophthalmic solution due to its increased use as adjunct therapy to prostaglandin use.



**SALES OF ANTI–INFECTIVE/ANTI–INFLAMMATORY PRODUCTS**

*in millions*

Sales of anti–infective/anti–inflammatory products grew 14.5 percent in 2006, behind strong growth of the Company's leading fourth generation fluoroquinolone, **Vigamox®** ophthalmic solution. **NEVANAC®** ophthalmic solution, a newly introduced non-steroidal, anti–inflammatory drug (NSAID) used in and post cataract surgery, also added to this product group's performance, as it has captured approximately 22 percent of the U.S. NSAID market since its launch in September 2005. **TobraDex®** ophthalmic solution, the gold standard for anti–infective/anti–inflammatory combinations, also contributed to growth as it had double-digit growth in the international division and has been able to blunt the threat from recent competitive launches in the United States.

**SURGICAL SALES** *in millions*

Surgical sales increased 9.3 percent to $2,203.8 million in 2006. Representing a faster growth than the overall market, the average annual growth rate for our surgical product line has been 10.2 percent over the last five years. Alcon's primary strategy in the surgical market is to offer a complete line of products for all aspects of cataract, vitreoretinal and refractive surgery. This approach allows the Company to be the provider of all the needs of the eye surgeon, which puts it in a position to develop close relationships with this extremely important group.



**GLOBAL DOLLAR SALES OF ACRYSOF® INTRAOCULAR LENSES**

*in millions*

Sales of surgical products in 2006 were positively affected by a 16.2 percent growth in the sales of intraocular lenses. Approximately 98 percent of Alcon's sales of intraocular lenses are made from the **AcrySof®** acrylic material, making it the leading brand of intraocular lenses in the world. The **AcrySof®** acrylic platform is ideally suited for today's more advanced optics featured in products such as the **AcrySof® ReSTOR®** and the **AcrySof® Toric** intraocular lenses. These premium lenses offer optics that correct vision at all distances, in the case of the **AcrySof® ReSTOR®**, or pre-existing astigmatism, in the case of the toric lens. Additionally, sales of **AcrySof®** lenses featuring a natural chromophone and aspheric optics have become a larger portion of sales. These lenses also command a premium price over the regular lens due to their added patient benefits.



**SALES OF VITREORETINAL PRODUCTS** *in millions*

Sales of vitreoretinal products, including equipment, custom surgical packs, and other disposables, also contributed to growth in 2006, with sales of this product group up approximately 12.0 percent for the year. With vitreoretinal products representing an area of consistent long-term growth, Alcon is the market leader in products for surgery on the back of the eye. In 2006, our results were boosted by conversions to premium priced 23- and 25-gauge accessories for the market-leading **Accurus®** vitreoretinal vision system.





## CONSUMER EYE CARE SALES *in millions*

Sales of the Consumer Eye Care product lines were $685.6 million, an increase of 17.4 percent over 2005. Over the last five years, our sales have increased 8.2 percent. Growth in sales of contact lens disinfecting solutions and expansion of artificial tears products have led to this growth. In addition to the successful launch of **OPTI-FREE® RepleniSH®** multi-purpose disinfecting solution, contact lens care sales benefited from the withdrawal of a competing product due to its potential involvement in an outbreak of fungal keratitis.



Source: AC Nielsen

## U.S. BRANDED CONTACT LENS SOLUTION MARKET SHARE

In 2006, sales of contact lens disinfectants grew 26.7 percent, bolstered in part by the launch of **OPTI-FREE® RepleniSH®** multi-purpose disinfecting solution, designed to provide extended comfort with today's silicone hydrogel contact lenses, as well as the global withdrawal mentioned above. The Company's strong relationships with its partners in the optometrist community has helped it obtain the leading market share in the United States among branded contact lens solutions. Alcon solutions are recommended in six out of every ten new contact lens fittings in the United States. While the effect of the competitor recall was less pronounced in markets outside of the United States, sales growth of solutions in international markets was robust as well.



## SALES OF ARTIFICIAL TEARS PRODUCTS *in millions*

Sales of the artificial tears line eclipsed the $200 million threshold for the first time in 2006, growing 17.3 percent to $200.4 million. This growth continues to be fed by tremendous growth in sales of **Systane®**, which was up over 48 percent in 2006 on strong sales growth as it gained share in the United States and in international markets, as well as benefitted from its introduction in several new international markets. While its sales did not grow in the United States, **Tears Naturale®** lubricant eye drops still enjoyed robust growth internationally.

# Reconciliation Of Non-GAAP Disclosures

|  | Year ended December 31, 2006 [1] | | | |
|---|---|---|---|---|
|  |  | Non-GAAP Adjustments | | |
|  | Reported | Patent Lawsuits Settlement | Refractive Impairment | Non-GAAP Adjusted |
|  | (in millions, except share data) | | | |
| Sales | $ 4,896.6 | $ — | $ — | $ 4,896.6 |
| Cost of goods sold | 1,215.1 | — | (19.1) | 1,196.0 |
| Gross profit | 3,681.5 | — | 19.1 | 3,700.6 |
| Selling, general and administrative | 1,398.5 | 119.0 | — | 1,517.5 |
| Research and development | 512.1 | — | — | 512.1 |
| Amortization of intangibles | 198.8 | — | (125.7) | 73.1 |
| Operating income | 1,572.1 | (119.0) | 144.8 | 1,597.9 |
| Other income (expense): |  |  |  |  |
| Gain (loss) from foreign currency, net | (7.9) | — | — | (7.9) |
| Interest income | 74.1 | — | — | 74.1 |
| Interest expense | (42.6) | — | — | (42.6) |
| Other, net | 21.2 | — | — | 21.2 |
| Earnings before income taxes | 1,616.9 | (119.0) | 144.8 | 1,642.7 |
| Income taxes | 268.8 | (21.5) | 52.8 | 300.1 |
| Net earnings | $ 1,348.1 | $ (97.5) | $ 92.0 | $ 1,342.6 |
| Diluted earnings per common share | $ 4.37 | $ (0.32) | $ 0.30 | $ 4.35 |
| **Selected ratios as percent of sales** |  |  |  |  |
| Selling, general and administrative | 28.6% |  |  | 31.0% |
| Operating income | 32.1 |  |  | 32.6 |
| **Other selected financial ratios** |  |  |  |  |
| Operating income growth | 32.3% |  |  | 17.6% |
| Net earnings growth | 44.8 |  |  | 24.5 |

|  | Year ended December 31, 2005 [1] | | | | |
|---|---|---|---|---|---|
|  |  | Non-GAAP Adjustments | | | |
|  | Reported | Patent Lawsuit Judgment | UK Facility Damage | SFAS 123(R) Expenses | Non-GAAP Adjusted |
|  | (in millions, except share data) | | | | |
| Sales | $ 4,368.5 | $ — | $ — | $ — | $ 4,368.5 |
| Cost of goods sold | 1,078.4 | — | (3.2) | 12.1 | 1,087.3 |
| Gross profit | 3,290.1 | — | 3.2 | (12.1) | 3,281.2 |
| Selling, general and administrative | 1,594.7 | (240.0) | (5.5) | 42.6 | 1,391.8 |
| Research and development | 421.8 | — | — | 23.3 | 445.1 |
| Amortization of intangibles | 85.7 | — | — | — | 85.7 |
| Operating income | 1,187.9 | 240.0 | 8.7 | (78.0) | 1,358.6 |
| Other income (expense): |  |  |  |  |  |
| Gain (loss) from foreign currency, net | 0.7 | — | — | — | 0.7 |
| Interest income | 48.7 | — | — | — | 48.7 |
| Interest expense | (38.8) | — | — | — | (38.8) |
| Other, net | 4.4 | — | — | — | 4.4 |
| Earnings before income taxes | 1,202.9 | 240.0 | 8.7 | (78.0) | 1,373.6 |
| Income Taxes | 271.9 | 43.3 | (2.3) | (17.6) | 295.3 |
| Net Earnings | $ 931.0 | $ 196.7 | $ 11.0 | $ (60.4) | $ 1,078.3 |
| Diluted earnings per common share | $ 2.98 | $ 0.63 | $ 0.04 | $ (0.19) | $ 3.46 |
| **Select ratios as a percent of sales** |  |  |  |  |  |
| Selling, general and administrative | 36.5% |  |  |  | 31.9% |
| Operating income | 27.2 |  |  |  | 31.1 |

(1) The non-GAAP adjusted amounts above are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. The adjustments were related to the adverse judgment in a patent lawsuit with a competitor, damage sustained at our UK facility, charges assuming earlier adoption of SFAS 123(R), the settlement of several patent lawsuits with a competitor, and an impairment charge related to our refractive assets. Alcon presents these non-GAAP measures to improve the comparability and consistency of financial results of Alcon's core business activities and to enhance the overall understanding of Alcon's performance and future prospects.

# Corporate Information

**Corporate Headquarters**

Bösch 69

6331 Hünenberg, Switzerland

+41 (41) 785 88 88

**Board Of Directors**

Cary R. Rayment, Chairman[2]

Francisco Castañer, Vice Chairman[1,5,6]

Dr. Werner J. Bauer[1]

Lodewijk J.R. de Vink[1,4,5,6,7]

Philip H. Geier, Jr.[3,4,5,6,7,9]

Thomas G. Plaskett[2,4,7,8]

Paul Polman[2]

Joseph M. Weller[3,5]

**U.S. General Office**

6201 South Freeway

Fort Worth, Texas 76134

(817) 293-0450

**Website**

www.alcon.com‡

**Common Stock**

The Company's common stock is listed on the NYSE under the ticker symbol ACL.

**Transfer Agent and Registrar**

The Bank of New York

620 Avenue of the Americas

New York, New York 10011

www.stockbny.com

www.adrbny.com

**Investor Relations**

Vice President of Investor Relations and Strategic Corporate Communications

6201 South Freeway

Fort Worth, Texas 76134

(817) 551-8805

**Auditors and Group Auditors**

KPMG Klynveld Peat Marwick Goerdeler SA

Badenerstrasse 172

CH-8004 Zurich, Switzerland

**Special Auditors**

Zensor Auditing Ltd.

Metallstrasse 9

CH-6300 Zug, Switzerland

‡Certain Alcon corporate governance documents are available on this web site, including a comparison of Alcon's Swiss corporate governance and NYSE requirements for U.S. companies. Our Chief Executive Officer and Chief Financial Officer have signed certain certifications required by the Sarbanes-Oxley Act of 2002.

(1) Term expires in 2007

(2) Term expires in 2008

(3) Term expires in 2009

(4) Audit Committee

(5) Nominating/Corporate Governance Committee

(6) Compensation Committee

(7) Independent Director

(8) Audit Committee Financial Expert

(9) Will retire from office at the annual general meeting set for May 9, 2007

*Cautionary Note Regarding Forward-Looking Statements*

This Annual Report contains forward-looking statements, including, but not limited to, statements about the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; changes in, or the failure or inability to comply with, government regulations; the sizes of and growth rates in our markets and our share of them; exchange rate fluctuations; general economic conditions; demographic and other trends affecting the ophthalmic industry and future demand for our products; and our financial condition and results of operations. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to uncertainty and known and unknown risks that may cause our actual results, performance or achievements to be materially different from what we expect or what is expressed or implied by our forward-looking statements. You should not place undue reliance on these forward-looking statements, because they represent our estimates and assumptions only as of the date of this report and do not give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to: research and development expenditures may not yield products that achieve commercial success; the production and launch of commercially viable products may take longer and cost more than expected; changes in the competitive environment, third-party reimbursement procedures, the global economic environment, conditions in our markets, currency exchange rate fluctuations and other uncontrollable factors; future events with material unforeseen impacts, including war, natural disasters and acts of terrorism; supply and manufacturing disruptions; the availability of qualified personnel necessary to grow our business; difficulty in protecting our intellectual property rights; pending or future litigation, litigation settlements, government regulation or legislation; product recalls or withdrawals; the occurrence of environmental liabilities arising from our operations; and the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

**CIPRODEX®** is a registered trademark of Bayer AG and licensed to Alcon, Inc. by Bayer Healthcare AG. **Moxifloxacin**, the primary ingredient in **Vigamox®** and **Vegamox™**, is licensed to Alcon, Inc. by Bayer Healthcare AG.
The market share data referenced in this annual report are from the following sources: Pharmaceutical products, IMS World Book (Q42006); Surgical products, Market Scope, LLC; Consumer Products, AC Nielsen.



Alcon®

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